

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 25, 2018

David W. Bonanno
Chief Financial Officer
Far Point Acquisition Corporation
390 Park Avenue
New York, NY 10022

> **Re:** **Far Point Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted March 29, 2018**
> **CIK No. 0001735858**

Dear Mr. Bonanno:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

1.   You define "Forward Purchaser" as an affiliate of Third Point. Please identify the affiliated entity.

Initial Business Combination, page 6

2.   Please revise your disclosure to clarify, if correct, that if your securities are not then listed on the NYSE, you would not be required to satisfy the 80% test.

Signatures, page II-8

3.   Please revise your signature page. Your registration statement is currently signed only by the registrant and your principal financial/accounting officer. Your principal executive

officer and at least a majority of the board of directors must also sign the registration statement separately in their capacities as officers or directors, in accordance with the instructions under the Signatures section of Form S-1.

General

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources

cc: Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Jeffrey W. Rubin, Esq.
Ellenoff Grossman & Schole LLP